November 17, 2017

John Reynolds Assistant Director Office of Beverages, Apparel, and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated November 16, 2017, regarding
Trilogy Metals Inc.
Amended Registration Statement on Form S-3
Filed November 13, 2017
File No. 333-220484

Dear Mr. Reynolds:

This letter responds to the staff’s comment set forth in the November 16, 2017 letter regarding the above-referenced Amended Registration Statement on Form S-3. For your convenience, the staff’s comment is included below and we have numbered our response accordingly.

Our response is as follows:

Description of Share Purchase Contracts, page 44

Staff Comment No. 1.

We note your response to comment 2. It is not clear how you concluded that the purchase contracts should be properly excluded from the definition of security-based swap under Section 2(a)(17) of the Securities Act 1933 and Section 3(a)(68) of the Securities Exchange Act of 1934, as the definition of purchase contracts as described in the offering appears sufficiently broad as to include security-based swaps. In this regard, we note the statement that the “Share Purchase Contracts also may require us to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.” Based on this statement, it appears the purchase contracts could include transactions that are not excluded under Section 1a(47)(B) of the Commodity Exchange Act and fall within the definition of a security-based swap. Please provide an expanded legal analysis that addresses clearly how the purchase contracts as described do not include security-based swaps.

609 Granville Street, Suite 1150, PO Box 10334 Pacific Centre, Vancouver, BC V7Y 1G5 Canada

Telephone 604-638-8088 ● Facsimile 604-638-0644 ● www.trilogymetals.com

NYSE American: TMQ ● TSX: TMQ

John Reynolds

November 17, 2017

Trilogy Metals Inc.’s Response:

We note the Staff’s comment and we have revised the disclosure under the heading “Description of Share Purchase Contracts” to remove the following sentence: “Share Purchase Contracts also may require us to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.” See page 44 of Amendment No. 2.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 638-8088, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

Trilogy Metals Inc.

/s/ Elaine M. Sanders

Elaine M. Sanders

Chief Financial Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP